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                                                                 Exhibit (a)(69)

   April 17, 1999

           DUKE ENERGY SUPPORTS SUPERINTENDENCIA DE VALORES Y SEGUROS
             (SVS) ACTION TO ESTABLISH PROCEDURES FOR TENDER OFFERS

CHARLOTTE - Duke Energy (NYSE: DUK) today announced its support for Chile's Superintendencia de Valores y Seguros (Securities and Insurance Commission) action to establish procedures for the competing tender offers for Empresa Nacional de Electricidad S.A. (Endesa). Among other things, the SVS established a common date of Thursday, April 29 for the auctions (or "remates").

On Friday Duke Energy announced it has increased its tender offers for Endesa in Chile and in the U.S. to 275 Chilean pesos per share (8,250 pesos per ADS) and also increased the percentage of the outstanding shares of Endesa it is offering to purchase in its combined offers from 51 percent to 60 percent. The company is making the offers through its wholly owned subsidiary, Duke Energy International, L.L.C. (DEI) in the U.S. and, in Chile, its newly formed wholly owned subsidiary, Duke Energy Inversiones Uno Limitada.

"We agree with the SVS decision and will fully comply with their requirements," said Bruce Williamson, president and chief executive officer of Duke Energy International. "We applaud any action that promotes fairness to all shareholders. Our tender offers for Endesa have always been focused on fairness and equality for all shareholders and our transactions continue to be open and transparent."

Duke Energy also announced today that due to the change in the date of the remate of its Chilean offer, Chilean shareholders outside of Santiago now have until Wednesday, April 21 at 14:00 to tender their shares. Chilean shareholders in Santiago have until Thursday, April 22 at 12:00 noon to tender their shares. Duke Energy will conduct its remate on April 29 on the Bolsa Electronica de Chile. Duke Energy's U.S. Offer is presently set to expire on midnight New York City time on April 29 as announced Friday.

"Chilean shareholders now have more time to tender their shares and take advantage of the tremendous value our offer represents," said Williamson. "I am very pleased to have met Endesa shareholders visiting Banchile offices this weekend and to have had the opportunity to talk with them about Duke Energy and our plans for Endesa. I am convinced that Endesa shareholders will use the additional time they now have to fully evaluate and understand both offers for their shares and agree with us that our offer represents superior value."

Duke Energy also reminds shareholders that it continues to be a condition of its tender offers in Chile and in the U.S. that at least 3,680,947,436 shares (representing 44.88 percent of Endesa's outstanding shares) be tendered in Duke Energy's Chilean Offer and that this condition may not be met if shareholders tender their shares in the Enersis remate.

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Duke Energy is a global energy company with more than $26 billion in assets.
Headquartered in Charlotte, N.C., the company reaches into more than 50 countries, producing energy, transporting energy, marketing energy and providing energy services.

In the United States, Duke Energy companies provide electric service to approximately two million customers in North Carolina and South Carolina; operate interstate pipelines that deliver natural gas to various regions of the country; and are leading marketers of electricity, natural gas and natural gas liquids. Additional information about the company is available on the Internet at: http:/www.duke-enerqy.com.

CONTACTS:
BRYANT KINNEY
OFFICE: 704/382-2208
24-HOUR: 704/382-8333



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